

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2015

Via E-mail
James M. Zemlyak
President, Chief Financial Officer, and Director
Stifel Financial Corp.
501 North Broadway
St. Louis, Missouri 63102

> **Re:** **Stifel Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-09305**

Dear Mr. Zemlyak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and the Results of Operations, page 36</u>

<u>Results of Operations –Global Wealth Management, page 47</u>

<u>Asset Management and Service Fees, page 48</u>

1.   We note that the value of assets in fee-based accounts at December 31, 2014 increased to $34.9 billion from $29.0 billion at December 31, 2013, of which 52.9% is attributable to net inflows and 47.1% is attributable to market appreciation. You represented in your response letter dated July 12, 2013 that you would include a roll-forward of your assets under management that separately presents gross client inflows, gross client outflows and market appreciation/depreciation in future filings. Please direct us to where we can find such disclosure or confirm to us that you will provide this disclosure in future filings. Please provide the roll-forward at the asset class level.

III. Loan Portfolio, page 58

2.   Please disclose the principal and interest amount of loans 90 days past due and still accruing as well as the amount of potential problem loans. Refer to Item III C.1 and C.2 of Industry Guide 3.

Item 8. Financial Statements and Supplementary Data, page 86

Notes to Consolidated Financial Statements, page 97

Note 9 – Bank Loans, page 127

3.   We note that your gross bank loans are a significant portion of your total assets. We also note that certain disclosures required by ASC 310 do not appear to be disclosed within this note. Please expand your disclosure in future filings to address the following:
   - Provide a discussion of the risk characteristics of each portfolio segment pursuant to ASC 310-10-50-11B(a)(2).
   - Disclose the balance of your allowance for loan losses and the recorded investment in financing receivables by impairment methodology. Refer to ASC 310-10-50-11B(g) through 50-11B(h).
   - We note from your disclosure on page 128 that you use delinquency rates, charge-off rates, and internal risk ratings to assess the credit quality of your loan portfolio. Please disclose the credit quality information for each class of financing receivable pursuant to ASC 310-10-50-29 and 50-30.
   - Disclose the recorded investment for your financing receivables 90 days past due and still accruing and an aging analysis of the recorded investment in financing receivables that are past due. Refer to ASC 310-10-50-7(b) and 50-7A.
   - Disclose your policy for determining which loans are individually assessed for impairment pursuant to ASC 310-10-50-15(d), as well as the qualitative disclosures for impaired loans pursuant to ASC 310-10-50-15(a) and 50-15(c).
   - Disclose your accounting policy for determining when a troubled debt restructuring ("TDR") has been granted to a borrower, and provide your impairment policy for TDRs. Revise to present the required TDR disclosures found at ASC 310-10-50-33 and 50-34.

Note 22 – Employee Incentive, Deferred Compensation, and Retirement Plans, page 141

4.   Revise your disclosure in future filings to discuss the method used and assumptions made in determining the fair value of your equity compensation awards (e.g., stock units, restricted stock, etc.). Refer to ASC 718-10-50-2(f).

Note 26 – Earnings per Share ("EPS"), page 149

5.   Clarify whether your restricted stock, restricted stock units and any other incentive stock award plans earn dividends or dividends equivalents. Please tell us whether the dividends or dividend equivalents credited to unvested awards are forfeitable and if not, whether the two-class method of computing earnings per share is necessary and would be materially different from your reported EPS. Please refer to ASC 260-10-45-61A.

Item 15. Exhibits and Financial Statement Schedules

6.   We note the reference on page 155 to your 2007 Incentive Stock Plan, but we are unable to locate a copy of this Plan in your filing. Please direct us to the document, or file it in accordance with Item 601(b)(10)(iii)(B) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jim Dunn at (202) 551-3724 or Yolanda Trotter at (202) 551-3472 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Alex Ledbetter at (202) 551-3317 with any other questions.

                                        Sincerely,

                                        /s/ Kevin W. Vaughn for

                                        Suzanne Hayes
                                        Assistant Director